SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding released 31 March, 2003





                                 SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company
Prudential plc


2. Name of director
Sir David Barnes, Robert Rowley, Julia Ann Burdus, Alexander Stewart, Roberto Mendoza and Lambertus Becht


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Directors named above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Sir David Barnes
Robert Rowley
Julia Ann Burdus
Alexander Stewart
Roberto Mendoza
Lambertus Becht


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Acquisition of shares, agreed by UKLA, using agreed % of the quarterly payment of board and committee fees to the non-executive directors


7. Number of shares / amount of stock acquired
Sir David Barnes 922 shares
Robert Rowley 1,576 shares
Julia Ann Burdus 1,153 shares
Alexander Stewart 1,153 shares
Roberto Mendoza 1,154 shares
Lambertus Becht 1,153 shares


8. Percentage of issued class
Sir David Barnes 0.00005 %
Robert Rowley 0.00008 %
Julia Ann Burdus 0.00005 %
Alexander Stewart 0.00005 %
Roberto Mendoza 0.00006 %
Lambertus Becht 0.00005 %


9. Number of shares/amount of stock disposed
N/A


10. Percentage of issued class
N/A


11. Class of security
Ordinary Shares of 5p each


12. Price per share
GBP3.225


13. Date of transaction
31 March 2003


14. Date company informed
31 March 2003


15. Total holding following this notification
Sir David Barnes (8,003 shares)
Robert Rowley (28,253 shares)
Julia Ann Burdus (7,872 shares)
Alexander Stewart (15,875 shares)
Roberto Mendoza (97,087 shares)
Lambertus Becht (13,450 shares)


16. Total percentage holding of issued class following this notification Sir David Barnes 0.0004 %
Robert Rowley 0.0014 %
Julia Ann Burdus 0.0004%
Alexander Stewart 0.0008%
Roberto Mendoza 0.0049%
Lambertus Becht 0.00067 %


If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A


18. Period during which or date on which exercisable
N/A


19. Total amount paid (if any) for grant of the option
N/A


20. Description of shares or debentures involved: class, number
N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A


22. Total number of shares or debentures over which options held following this notification
N/A


23. Any additional information



24. Name of contact and telephone number for queries
Gavin White, 020 7548 3423


25. Name and signature of authorised company official responsible for making this notification
John Price, Deputy Group Secretary, 020 7548 3805


Date of Notification
31 March 2003



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 31 March, 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price,
                                              Deputy Group Secretary